Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK RECEIVES REQUIRED CONSENTS TO AMEND INDENTURE IN CONNECTION WITH CONSENT SOLICITATION AND CASH TENDER OFFER FOR ITS 11% SENIOR SECURED NOTES DUE 2013

PROVIDENCE, RI, April 26, 2011-**Nortek, Inc.** ("**Nortek**") (OTC QB: NTKS) announced today that pursuant to its previously announced tender offer and consent solicitation, **Nortek** received tenders and consents from the holders of $666,580,398 million aggregate principal amount, or approximately 88.5%, of its outstanding 11% Senior Secured Notes due 2013 (the "2013 Notes") by the expiration of the consent payment deadline, April 25, 2011, at 5:00 p.m. New York City time (the "Consent Date"). The consents received exceeded the number needed to approve the proposed amendments to the indenture under which the 2013 Notes were issued. The terms of the tender offer and consent solicitation for the 2013 Notes are detailed in the Company's offer to purchase and consent solicitation statement dated April 12, 2011.

Pursuant to the terms of the tender offer, **Nortek** has accepted for payment all 2013 Notes validly tendered on or prior to the Consent Date, and holders who tendered such 2013 Notes will receive $1,052.50 per $1,000 in principal amount of the 2013 Notes validly tendered.

Based on the consents received, **Nortek** and the trustee under the indenture governing the 2013 Notes have entered into a supplemental indenture that eliminates substantially all affirmative and restrictive covenants and certain events of default under the indenture governing the 2013 Notes, and provides for a shorter notice period required in connection with a voluntary redemption.

In addition, the Company intends today to discharge its remaining obligations under the indenture governing the 2013 Notes by causing to be delivered a notice of redemption to holders of the remaining 2013 Notes and to deposit in trust funds sufficient to pay and discharge all remaining indebtedness on the 2013 Notes, including accrued and unpaid interest. Under the terms of the indenture governing the 2013 Notes, not more than once during any twelve-month period **Nortek** may redeem the 2013 Notes at a redemption price equal to 103.0% of the principal amount thereof plus accrued and unpaid interest, provided that the aggregate amount of such redemptions does not exceed $75.0 million. In addition, on or after June 1, 2011, **Nortek** may redeem the 2013 Notes in whole or in part at a redemption price equal to 105.0% of the principal amount thereof (declining to 102.5% on June 1, 2012 and further declining to 100.0% on June 1, 2013), plus accrued and unpaid interest.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Requests for documents may be directed to D.F. King & Co., Inc., the Information Agent for the Tender Offer and the Consent Solicitation, at (212) 269-5550 (call collect) or at (800) 423-2107 (toll-free).

UBS Securities LLC has acted as the Dealer Manager and Solicitation Agent in connection with the Tender Offer and the Consent Solicitation. Questions regarding the Tender Offer and the Consent Solicitation may be directed to UBS Securities LLC at (203) 719-4210 (call collect) or (888) 719-4210 (toll-free).

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For more information on **Nortek**, please visit www.nortek-inc.com or call 401) 751-1600.

Nortek* is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products. **Nortek** offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and technology offerings, including audio, video, access control, security and digital display mounting and mobility products.

*As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission, including the Annual Report on Form10-K for the year ended December 31, 2010.

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